Exhibit 99.1

BCE INC.

Safe Harbour Notice Concerning
Forward-Looking Statements

February 5, 2015

Safe Harbour Notice Concerning Forward-Looking Statements

In this document, we, us, our and BCE mean either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint arrangements and associates. Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis. Bell Aliant means, as the context may require, (a) until December 31, 2014, either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries and associates, or (b) after December 31, 2014, Bell Aliant Regional Communications Inc. or, collectively, Bell Aliant Regional Communications Inc. and its subsidiaries and associates.

Certain statements made in the presentation entitled “Q4 2014 Results and 2015 Analyst Guidance Call”, dated February 5, 2015, and certain oral statements made by our senior management during BCE’s 2015 analyst guidance call held on February 5, 2015 (BCE’s 2015 Analyst Guidance Call), including, but not limited to, statements relating to BCE’s financial guidance (including revenues, Adjusted EBITDA, capital intensity (Capital Intensity), Adjusted EPS and free cash flow (Free Cash Flow))1, BCE’s business outlook, objectives, plans and strategic priorities, BCE’s 2015 annualized common share dividend, common share dividend policy and financial policy targets, our expected 2015 pension cash funding, our broadband fibre, Internet protocol television (IPTV) and wireless network deployment plans, the expected timing and completion of BCE’s proposed acquisition of Glentel Inc. (Glentel) and the subsequent disposition of a 50% equity interest to Rogers Communications Inc. (Rogers) and the benefits expected to result from these transactions, and other statements that are not historical facts, are forward-looking statements. In addition, we or others on our behalf may make other written or oral statements that are forward-looking from time to time. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words “assumption”, “goal”, “guidance”, “objective”, “outlook”, “project”, “strategy”, “target” and other similar expressions or future or conditional verbs such as “aim”, “anticipate”, “believe”, “could”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive” and “will”. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

The forward-looking statements made in the presentation entitled “Q4 2014 Results and 2015 Analyst Guidance Call”, or made orally during BCE’s 2015 Analyst Guidance Call, are made as of February 5, 2015 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results could differ materially from our expectations expressed in or implied by such forward-looking statements and that our financial guidance, business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. Refer to Section B entitled Material

[1] Refer to footnotes 2 to 5 in Section A entitled Forward-Looking Statements for a definition of, and other information concerning, Adjusted EBITDA, Capital Intensity, Adjusted EPS and Free Cash Flow.

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Assumptions for a description of the principal assumptions underlying the above-mentioned forward-looking statements and other forward-looking statements made in the presentation entitled “Q4 2014 Results and 2015 Analyst Guidance Call” and made orally during BCE’s 2015 Analyst Guidance Call held on February 5, 2015. Refer to Section C entitled Business Risks for a description of the principal known risks that could have a material adverse effect on the above-mentioned forward-looking statements and other forward-looking statements made in the presentation entitled “Q4 2014 Results and 2015 Analyst Guidance Call” and made orally during BCE’s 2015 Analyst Guidance Call. Except as otherwise indicated by BCE, these statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements made in writing in connection with, or orally during, BCE’s 2015 Analyst Guidance Call are presented for the purpose of assisting investors and others in understanding certain key elements of our expected 2015 financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

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TABLE OF CONTENTS

A.	FORWARD-LOOKING STATEMENTS		2
B.	MATERIAL ASSUMPTIONS		3
C.	BUSINESS RISKS		6
	I.	PRINCIPAL CONSOLIDATED BUSINESS RISKS	6
	II.	PRINCIPAL SEGMENTED BUSINESS RISKS	9
	III.	RISKS RELATING TO OUR REGULATORY ENVIRONMENT	11
	IV.	OTHER PRINCIPAL BUSINESS RISKS	19

Sections A, B and C of this document contain, respectively, a description of:

  the principal forward-looking statements relating to financial guidance contained in the presentation entitled “Q4 2014 Results and 2015 Analyst Guidance Call”
  the material assumptions made by BCE in developing its 2015 forward-looking statements the principal known risks that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from our current expectations expressed in or implied by our principal forward-looking statements

A. FORWARD-LOOKING STATEMENTS

This section outlines the principal elements of the financial guidance provided by BCE for 2015.

BCE	Guidance for 2015

Revenue growth	1% - 3%
Adjusted EBITDA[2] growth	2% - 4%
Capital Intensity[3]	~17%
Adjusted net earnings per common share (Adjusted EPS)[4]	$3.28 - $3.38
Adjusted EPS growth	~3% - 6%
Free Cash Flow[5]	$2,950M - $3,150M
Free Cash Flow growth	~8% - 15%
Annualized common share dividend[6]	$2.60 per share[7]
Dividend Payout Policy	65% - 75% of Free Cash Flow

[2] Beginning with Q2 2014, we reference Adjusted EBITDA as a non-GAAP financial measure. This term replaces the previously referenced non-GAAP financial measure EBITDA. Our definition of Adjusted EBITDA is unchanged from our former definition of EBITDA. Accordingly, this change in terminology has no impact on our reported financial results for prior periods. The term Adjusted EBITDA does not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define Adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. We use Adjusted EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use Adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use Adjusted EBITDA to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA has no directly comparable IFRS financial measure.
[3] Capital Intensity means capital expenditures divided by operating revenues.
[4] The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs. We define Adjusted EPS as Adjusted net earnings per BCE common share. We use Adjusted net earnings and Adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments and early debt redemption costs, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and earnings per share.
[5] The term Free Cash Flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define Free Cash Flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to non-controlling interest. As of November 1, 2014, BCE’s Free Cash Flow includes 100% of Bell Aliant’s free cash flow rather than cash dividends received from Bell Aliant. Prior to November 1, 2014, we defined Free Cash Flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow. We consider Free Cash Flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use Free Cash Flow to value a business and its underlying assets. We believe that certain investors and analysts also use Free Cash Flow to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities.
[6] Subject to dividends being declared by the board of directors of BCE.
[7] Consistent with BCE’s common share dividend policy.

B. MATERIAL ASSUMPTIONS

A number of assumptions were made by BCE in preparing forward-looking statements for 2015, including the material assumptions outlined in this section. The reader should note that assumptions made in the preparation of forward-looking statements, although considered reasonable by BCE at the time of preparation of such forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations expressed in or implied by our forward-looking statements.

Economic Assumptions

Our 2015 forward-looking statements are based on certain assumptions concerning the Canadian economy. In particular, we have assumed:

  slower economic growth, given the Bank of Canada’s estimated growth in Canadian gross domestic product (GDP) of approximately 2.1% in 2015, compared to estimated growth of 2.3% in 2014 weaker employment growth compared to 2014, as the overall level of business investment is expected to remain soft interest rates to remain largely unchanged in 2015 or slightly decrease year-over-year

Market Assumptions

Our 2015 forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:

  a sustained level of wireline and wireless competition in both consumer and business markets higher, but slowing, wireless industry penetration and smartphone adoption industry pricing discipline even with the potential unusual market activity that could result from the possible expiry of three-year service contracts, entered into before the wireless code of conduct for providers of retail mobile wireless voice and data services in Canada (Wireless Code) came into effect, and of new two-year plans, driving higher expiries and higher transaction volumes, to the extent that the Canadian Radio-television and Telecommunications Commission (CRTC)’s June 3, 2015 Wireless Code application date is found to be valid relatively stable media advertising market and escalating costs to secure TV programming

Operational and Financial Assumptions

Our 2015 forward-looking statements are also based on various internal operational and financial assumptions.

Operational Assumptions

We have made the following internal operational assumptions with respect to our Bell Wireless, Bell Wireline and Bell Media segments for 2015:

Bell Wireless

  higher subscriber acquisition and retention spending, driven by a greater number of year-over-year gross additions and customer device upgrades higher than industry-average blended average revenue per user (ARPU) and Adjusted EBITDA growth, driven by a greater mix of postpaid smartphone customers and accelerating data consumption on the fourth generation (4G) Long Term Evolution (LTE) network, and higher access rates on new two-year contracts completion of the LTE network expected to cover 98% of the Canadian population no material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Bell Wireline

  positive full-year revenue and Adjusted EBITDA growth
  IPTV contributing to television (TV) and broadband Internet market share growth, as well as fewer residential network access service (NAS) losses despite increasing wireless substitution, resulting in fewer year-over-year total wireline residential net customer losses and higher penetration of three-product households residential services ARPU growth from increased penetration of three-product households, promotion expiries and price increases continued large business customer migration to Internet protocol (IP)-based systems and competitive re-price pressures in business and wholesale markets improving year-over-year rate of decline in Business Markets revenue and Adjusted EBITDA new broadband fibre deployment expected to be largely fibre-to-the-home (FTTH)/fibre-to- the premise (FTTP)
  no material financial, operational or competitive consequences of changes in regulations affecting our wireline business

Bell Media

  lower year-over-year Adjusted EBITDA and margin, due to rising sports rights and specialty content costs, CraveTV investment, higher regulatory Canadian content spending,

the expiry of certain CRTC benefits as well as the completion of the Local Programming Improvement Fund ability to successfully acquire highly rated programming and differentiated content building and maintaining strategic supply arrangements for content on all four screens successful scaling of CraveTV
  TV unbundling and growth in over-the-top (OTT) viewing expected to result in moderately lower subscriber levels for many Bell Media TV properties no material financial, operational or competitive consequences of changes in regulations affecting our media business

Financial Assumptions

We have made the following internal financial assumptions with respect to BCE for 2015:

  total post-employment benefit plans cost to be approximately $370 million, based on an estimated accounting discount rate of 4%, comprised of an estimated above Adjusted EBITDA post-employment benefit plans service cost of approximately $260 million and an estimated below Adjusted EBITDA net post-employment benefit plans financing cost of approximately $110 million depreciation and amortization expense of approximately $3,425 million net interest expense of approximately $970 million
  tax adjustments (per share) of approximately $0.02
  an effective tax rate of approximately 26%
  non-controlling interest of approximately $50 million
  total pension plan cash funding of approximately $400 million cash taxes of approximately $750 million
  net interest payments of approximately $925 million
  working capital changes, severance and other costs of approximately $125 million to $225 million average BCE common shares outstanding of approximately 845 million an annual common share dividend of $2.60 per share

C. BUSINESS RISKS

This section describes the principal risks that could have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. These risks could cause our assumptions and estimates to be inaccurate and cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements, including our financial guidance and business outlook disclosed on February 5, 2015 during BCE’s 2015 Analyst Guidance Call. Since the realization of our forward-looking statements, including our ability to meet our financial guidance, essentially depends on our business performance which, in turn, is subject to many risks including, without limitation, regulatory, competitive, economic, financial, technological and other risks, the reader is cautioned that all risks described in this Safe Harbour Notice could have a material adverse impact on our forward-looking statements.

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. The actual effect of any event on our financial position, financial performance, cash flows, business or reputation could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial position, financial performance, cash flows, business or reputation.

I.	PRINCIPAL CONSOLIDATED BUSINESS RISKS

Provided below is a summary description of certain of our principal business risks that could adversely affect all of our segments. Certain additional business segment-specific risks are reported in Section C. II entitled Principal Segmented Business Risks. For a detailed description of the risks relating to our regulatory environment and a description of other principal risks that could have a material effect on our business, refer to C. III entitled Risks relating to our Regulatory Environment and Section C. IV entitled Other Principal Business Risks, respectively, in this Safe Harbour Notice.

1.	Regulatory Environment

Although most of BCE’s wireline and wireless services are forborne from price regulation under the Telecommunications Act, the Government of Canada and its relevant departments and agencies, including the CRTC, Industry Canada, Canadian Heritage and the Competition Bureau, continue to play a significant role in telecommunications and broadcasting policy and regulation, such as spectrum auctions, approval of acquisitions, foreign ownership and broadcasting, and this may adversely affect our competitive position. The federal government may take positions against the telecommunications and media industries in general, or specifically against Bell Canada or certain of its subsidiaries. More precisely, the following are examples of regulatory matters that could have negative financial, operational, competitive and reputational consequences for our business:

  Increasing regulatory and government intervention

  Adverse changes in the Canadian regulatory framework, such as the introduction of new regulatory standards, the increasing regulation of our wireless business, or other regulatory decisions contrary to our business interests more generally

For a discussion of our regulatory environment and risks related thereto, refer to Section C. III entitled Risks relating to our Regulatory Environment.

2.	Competitive Environment

We face intense competition across all business segments and key product lines that could adversely affect our market shares, service volumes and pricing strategies and, consequently, our financial results. The rapid development of new technologies, services and products has altered the traditional lines between telecommunications, Internet and broadcasting services and brought new global competitors to our markets, which are redefining customer expectations. Technology substitution and IP networks, in particular, continue to reduce barriers to entry in our industry. This has allowed competitors to launch new products and services and gain market share with far less investment in financial, marketing, personnel and technological and network resources than has historically been required. In particular, some competitors sell their services through the use of our networks, without the need to invest to build their own networks. Such lower necessary investment has enabled some competitors to be very disruptive in their pricing. We expect these trends to continue in the future, which could adversely affect our growth and our financial performance.

The nature and degree of competition in all of our markets are constantly evolving with changing market and economic conditions as well as expansion into new business areas, such as media, that can be more cyclical. Competition can intensify as markets mature, market structure changes through vertical integration, the state of the economy impacts advertising and new competitors bring aggressive promotional offers and adjusted strategic brand positioning. BCE’s telecommunications and media network assets are challenged by changes such as the proliferation of cheaper IP-based communication, OTT delivery mechanisms, cloud services and personal video recorder (PVR) technologies, and the influence of global brands. Such a competitive environment could negatively impact our business including, without limitation, in the following ways:

  Wireline pricing pressures and product substitutions could result in an acceleration of NAS line erosion beyond our current expectations
  As wireless penetration in Canada reaches higher levels, acquiring new customers could become more difficult
  Competitors’ aggressive market offers could result in pricing pressures, and increased costs of acquisition and retention
  A fundamental separation of content and connectivity is emerging, allowing the expansion and market penetration of low cost OTT TV providers and other alternative service providers, which is changing our TV and media ecosystems and could affect our business negatively

  Programming costs continue to rise for TV providers
3.	Economic and Financial Market Conditions

Our businesses are affected by general economic and financial market conditions, consumer confidence and spending, and the demand for, and prices of, our products and services. Adverse economic conditions, such as economic downturns or recessions, adverse conditions in the financial markets, or a declining level of retail and commercial activity, could have a negative impact on the demand for our wireline, wireless and media products and services. More specifically, adverse economic and financial market conditions could result in:

  Customers delaying or reducing purchases of our products and services, or discontinuing using them
  A decrease in advertising revenues for our media businesses
  A decline in the creditworthiness of our customers which could increase our bad debt expense
4.	Information Security (Cyber and Other Threats)

Our operations, service performance and reputation depend on how well we protect our networks, systems, applications, data centres and electronic and physical records, and the business and personal information stored therein, against cyber attacks, unauthorized access or entry, damage from fire, natural disaster and other events referred to under Section C. IV.7 entitled Performance of Critical Infrastructure. The protection and the effective organization of our systems, applications and information repositories are central to the secure operation of our networks and business as electronic and physical records of proprietary business and personal data, such as confidential customer and employee information, are all sensitive from a market and privacy perspective. In particular, cyber threats, which include cyber attacks such as, but not limited to, hacking, computer viruses, denial of service attacks, industrial espionage, unauthorized access to confidential, proprietary or sensitive information or other breaches of network or information technology (IT) security, are constantly evolving and IT defenses need to be constantly monitored and adapted. Vulnerabilities could harm our brand and reputation as well as our customer relationships and may lead to:

  Network operating failures and service disruptions which could directly impact our customers’ ability to maintain normal business operations and deliver critical services
  The theft, loss or leakage of confidential information, including customer or employee information, that could result in financial loss, exposure to claims of damages by customers and employees, and difficulty in accessing materials to defend legal cases
  The potential for loss of subscribers or impairment of our ability to attract new ones
5.	Complexity and Service and Operational Effectiveness

Business performance can be difficult in a complex multi-product environment with multiple technology platforms, billing systems, marketing databases and a myriad of rate plans,

promotions and product offerings. In addition, our product offerings and related pricing plans may be too complex for customers to fully evaluate, while other service providers may benefit from simpler distribution models. Providing service that is consistently recognized by customers as superior is a differentiator. As the foundation of effective customer service stems from our ability to deliver simple solutions to customers in an expeditious manner, complexity in our operations may limit BCE’s ability to respond quickly to market changes and reduce costs. Complexity in our operations may also lead to customer confusion or billing errors which could adversely affect customer satisfaction, acquisition and retention. Complexity and service and operational effectiveness challenges that could adversely affect BCE’s business, including our ability to efficiently manage networks, deliver services and control costs, include:

  The integration of multiple technology platforms to support our multi-product strategy
  The development of new technological platforms and associated processes to support new business models and delivery mechanisms
  The increasing number of smartphone users and our growing Bell Fibe TV customer base, which could require more support from our customer contact centres than currently anticipated
  The ability to leverage our electronic ecosystem to make customer interaction simpler and more efficient
II.	PRINCIPAL SEGMENTED BUSINESS RISKS

1.	Bell Wireless

This section discusses certain principal business risks which specifically affect our Bell Wireless segment, in addition to the other risks described elsewhere in this Safe Harbour Notice.

Aggressive Competition Risk The intensity of competitive activity from incumbent wireless operators, newer wireless entrants, non-traditional players and resellers	Regulatory Environment Risk Greater regulation of wholesale mobile wireless services and limitations placed on spectrum bidding	Wireless Code Risk Operating through the Wireless Code transition period may bring increased uncertainty in the consumer wireless market

Impact

Pressure on our Adjusted EBITDA, ARPU and costs of acquisition and retention, as well as increase churn, would likely result if competitors aggressively increase discounts for handsets and data or offered other incentives (such as new data plans or multi-product bundles) to attract new customers

Impact

Greater regulation of wholesale mobile wireless services on matters such as roaming rates, mandated tower and site sharing, and the resale of other wholesale services, combined with limitations placed on bidding for new spectrum, could limit our flexibility, influence the market structure, improve the business positions of our competitors and negatively impact the financial performance of our mobile wireless business

Impact

During 2015, to the extent that the CRTC’s June 3, 2015 Wireless Code application date is found to be valid, customers on three-year contracts that were established before the Wireless Code came into effect and customers on new two-year plans could potentially create unusual market activity as their contracts expire, driving higher expiries and higher transaction volumes. This could result in Adjusted EBITDA pressure and higher industry churn

2.	Bell Wireline

This section discusses certain principal business risks which specifically affect our Bell Wireline segment, in addition to the other risks described elsewhere in this Safe Harbour Notice.

Aggressive Competition Risk The intensity of competitive activity from incumbent operators, cable companies, non-traditional players and wholesalers	Regulatory Environment Risk Regulatory review of wholesale services framework	TV Subscribers Penetration

Risk

The traditional TV viewing model (i.e., the subscription for bundled channels) is challenged by an increasing number of viewing options available in the market offered by traditional, non-traditional and global players, as well as by the potential regulatory requirement to sell unbundled channels

Impact

Aggressive offers could lead to higher churn, increased retention expenses and use of promotional competitive offers to keep customers, all of which would put pressure on Bell Wireline’s Adjusted EBITDA

Impact

The potential for mandating new high speed services such as FTTP could improve the business position of our competitors and negatively impact the financial performance of our wireline business and our incentives to invest

Impact

TV subscribers and penetration could decline as a result of broadcasting distribution undertakings’ (BDUs) offerings and an increasing number of domestic and global unregulated OTT providers

BDUs may offer smaller and/or less expensive packaging options to attract subscribers

The proliferation of IP-based products, including OTT content offerings, may accelerate the disconnection of TV services or reduction of TV spending

3.	Bell Media

This section discusses certain principal business risks which specifically affect our Bell Media segment, in addition to the other risks described elsewhere in this Safe Harbour Notice.

Aggressive Competition

Risk

The intensity of competitive activity from traditional TV services, as well as from new technologies and alternative distribution platforms such as unregulated OTT content offerings, video on demand, personal video platforms and video services over mobile devices and the Internet, challenge Bell Media’s traditional revenue streams

Advertising Revenue Uncertainty Risk Advertising is heavily dependent on economic conditions and viewership	Rising Content Costs and Ability to Secure Key Content Risk Rising content costs and the ability to secure key content to drive revenues and subscriber growth going forward
Impact The level of competitive activity could have an adverse impact on the level of audience acceptance for Bell Media’s TV services	Impact

Economic uncertainty reduces advertisers’ spending

Increased fragmentation of the advertising market, given the increasing adoption of new technologies and alternative distribution platforms, increases Bell Media’s risk of losing advertising revenue

Impact

Rising programming costs, as an increasing number of domestic and global competitors compete for the same content, could require us to incur unplanned expenses which could result in negative pressure on Adjusted EBITDA

Our inability to acquire popular programming content could adversely affect Bell Media’s viewership and subscription levels and, consequently, advertising and subscription revenues

III.	RISKS RELATING TO OUR REGULATORY ENVIRONMENT

1.	Introduction

This section describes certain legislation that governs our businesses and provides highlights of recent regulatory initiatives and proceedings, government consultations and government positions that affect us and that influence our business and may continue to affect our flexibility to compete in the marketplace. Bell Canada and several of its direct and indirect subsidiaries, including Bell Mobility Inc. (Bell Mobility), Bell ExpressVu Limited Partnership, Bell Aliant Regional Communications Inc. (Bell Aliant Regional), Bell Aliant Regional Communications, Limited Partnership (Bell Aliant LP), NorthernTel, Limited Partnership (NorthernTel), Télébec, Limited Partnership (Télébec) and NorthwesTel Inc. (Northwestel), are governed by the

Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and/or the Bell Canada Act. They are also subject to regulations and policies enforced by the CRTC. Our business is affected by decisions made by various regulatory agencies, including the CRTC, a quasi-judicial agency of the Government of Canada responsible for regulating Canada’s telecommunications and broadcasting industries. Other aspects of the businesses of these companies are regulated in various ways by federal government departments, in particular Industry Canada.

The CRTC regulates the prices we can charge for telecommunications services in areas where it determines there is not enough competition to protect the interests of consumers. The CRTC has determined that competition was sufficient to grant forbearance from retail price regulation under the Telecommunications Act for the vast majority of our residential and business telephone services, as well as for our wireless and Internet services. Under the Broadcasting Act, our TV distribution business is not subject to retail price regulation.

Although most of our wireline and wireless services are forborne from price regulation under the Telecommunications Act, the Government of Canada and its relevant departments and agencies, including the CRTC, Industry Canada, Canadian Heritage and the Competition Bureau, continue to play a significant role in telecommunications and broadcasting policy and regulation, such as spectrum auctions, approval of acquisitions, foreign ownership and broadcasting, and this may adversely affect our competitive position. The federal government significantly increased its focus on consumer protection, especially in the wireless sector, and adopted more stringent regulations. This increased focus on consumer protection is evidenced by the adoption in 2013 of the Wireless Code by the CRTC, which, as discussed in more detail in Section C. III.2.4 entitled Adoption of a National Wireless Services Consumer Code, could decrease our flexibility in the marketplace. The federal government may take positions against the telecommunications and media industries in general, or specifically against Bell Canada or certain of its subsidiaries. Failure to positively influence changes in any of these areas, adverse decisions by regulatory agencies or increasing regulation, could have negative financial, operational, reputational or competitive consequences for our business.

2.	Telecommunications Act

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada with the power to give general direction to the CRTC on any of its policy objectives. It applies to several of the BCE group companies and partnerships, including Bell Canada, Bell Mobility, Bell Aliant LP, NorthernTel, Télébec and Northwestel.

Under the Telecommunications Act, all facilities-based telecommunications service providers in Canada, known as telecommunications common carriers (TCCs), must seek regulatory approval for all proposed tariffs for telecommunications services, unless the services are exempt from regulation or forborne from regulation. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy. A few large TCCs, including the BCE group TCCs, must also meet certain Canadian ownership requirements. BCE monitors and periodically reports on the level of non-Canadian ownership of its common shares.

2.1	Complaint regarding Pricing of Broadcasting Content Accessed via Mobile Devices

On January 29, 2015, the CRTC issued a decision concerning a complaint against Bell Mobility about the pricing of our Bell Mobile TV service compared with what we charge to consumers to access programming content received via mobile devices over the Internet. The CRTC found that we are conferring an “undue preference” on our Mobile TV service by not subjecting it to data charges. The CRTC ordered us to stop exempting our Mobile TV service from data charges by April 29, 2015. It is unclear what, if any, financial impact this CRTC ruling may have on us. We are still reviewing the decision and considering our options.

2.2	Proceeding regarding Wholesale Domestic Wireless Services

On February 20, 2014, the CRTC launched Telecom Notice of Consultation 2014-76 (TNC 2014-76) to determine whether the wholesale mobile wireless services market is sufficiently competitive. Greater regulation of wholesale mobile wireless services (e.g. roaming, tower and site sharing) could limit Bell’s marketing flexibility, improve the business position of Bell’s competitors and negatively impact the financial performance of Bell’s mobile wireless business. A decision on this CRTC proceeding is expected in early 2015.

On March 28, 2014, the federal government introduced amendments to the Telecommunications Act relating to wireless domestic roaming as part of the Economic Action Plan 2014 Act, No. 1. The amendments establish interim caps to the wholesale roaming rates which carriers charge to each other for each of domestic voice, data and short message service (SMS) roaming. These caps are set at the average per unit retail price a carrier charged for these services to its own retail end-customers in the previous year. The amendments came into force with the enactment and royal assent of the Economic Action Plan 2014 Act, No. 1 on June 19, 2014. The legislation is designed to apply these three roaming caps at least until the CRTC issues a decision on whether (and, if so, how) to regulate wholesale wireless roaming in the TNC 2014-76 proceeding. The financial impact of the caps established in the Economic Action Plan 2014 Act, No. 1, and any possible CRTC initiatives relating to the regulation of wholesale roaming rates, towers or other wholesale wireless services resulting from the TNC 2014-76 proceeding, is unclear at this time.

On July 31, 2014 the CRTC issued a decision in another proceeding related to wireless roaming wherein it prohibited the use of exclusivity provisions in wholesale roaming agreements. This decision is not expected to have a material impact for our operations.

2.3	Wholesale Wireline Services Framework Review

On October 15, 2013, the CRTC initiated a review of wholesale wireline telecommunications services and associated policies. This comprehensive review, which ended in December 2014, notably examined whether currently mandated wholesale services should be forborne, whether currently forborne wholesale services should be re-regulated and whether additional wholesale high-speed access services should be mandated, including over FTTP facilities. The CRTC has specifically excluded from this review any consideration of wireless wholesale services (which are being dealt with in a different proceeding as described above). Modifications to the regulatory regime applicable to our wholesale wireline telecommunications services could have significant impacts on our wholesale telecommunications business and potentially, by extension, in certain retail markets. A decision is expected in the spring of 2015.

2.4	Adoption of a National Wireless Services Consumer Code

On June 3, 2013, the CRTC issued Telecom Regulatory Policy CRTC 2013-271, which established the Wireless Code. The Wireless Code applies to all wireless services provided to individual and small business consumers (e.g. businesses that on average spend less than $2,500 per month on telecom services) in all provinces and territories.

The Wireless Code establishes regulations related to unlocking mobile phones, calculating early cancellation fees, and setting default caps for data roaming charges and data overage charges, among other measures. The Wireless Code also stipulates that wireless service providers may not charge an early cancellation fee after a customer has been under contract for 24 months and that handset subsidies must be recovered in two years or less. These requirements reduce the incentive for wireless service providers to offer contracts with longer terms.

Where an obligation in the Wireless Code relates to a specific contractual relationship between a wireless service provider and a customer, the Wireless Code applies if the contract was entered into, amended, renewed or extended on or after December 2, 2013. The Wireless Code will apply to and modify all contracts, no matter when they were entered into, on June 3, 2015. As a result, all three-year contracts entered into on or after June 4, 2012, and before December 1, 2013, will retroactively become subject to the Wireless Code on June 3, 2015, despite having been entered into before the Wireless Code came into effect. During 2015, to the extent that the CRTC’s June 3, 2015 Wireless Code application date is found to be valid, customers on three-year contracts that were established before the Wireless Code came into effect and customers on new two-year plans could potentially create unusual market activity as their contracts expire driving higher expiries and higher transaction volumes. This could result in Adjusted EBITDA pressure and higher industry churn.

On July 3, 2013, Bell Mobility, together with Rogers, TELUS Corporation, Saskatchewan Telecommunications Holding Corporation and Manitoba Telecom Services Inc., filed an application with the Federal Court of Appeal seeking leave to appeal this retroactive application of the Wireless Code. The Federal Court of Appeal granted leave to appeal on September 24, 2013. The Federal Court of Appeal hearing took place on November 12, 2014 and the court reserved judgment. A decision is expected in the first quarter of 2015. If the appeal is successful, consumer contracts entered into by December 1, 2013 would remain exempt from the Wireless Code’s application and would be permitted to run to their contracted 3-year end dates.

2.5	Canada’s Telecommunications Foreign Ownership Rules

Under the Telecommunications Act, there are no foreign investment restrictions applicable to TCCs that have less than a 10% share of the total Canadian telecommunications market as measured by annual revenues. However, foreign investment in telecommunications companies can still be refused by the government under the Investment Canada Act. The absence of foreign ownership restrictions on such small or new entrant TCCs could result in more foreign companies entering the Canadian market, including by acquiring spectrum licences or Canadian TCCs. Under the Broadcasting Act, foreign ownership restrictions continue to apply to broadcasters, such as licensed cable and satellite TV service providers, or programming licensees, such as Bell Media Inc.

3.	Broadcasting Act

The Broadcasting Act defines the broad objectives of Canada’s broadcasting policy and assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to protect and strengthen the cultural, political, social and economic fabric of Canada and to encourage the development of Canadian expression.

Most broadcasting activities require a programming licence or broadcasting distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if it is satisfied that non-compliance will not materially affect the implementation of Canadian broadcasting policy. A corporation must also meet certain Canadian ownership and control requirements to obtain a broadcasting or broadcasting distribution licence and corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee.

The TV distribution business of our Bell TV business unit (Bell TV) and Bell Media’s TV and radio broadcasting operations are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and their respective broadcasting licences. Any changes in the Broadcasting Act, amendments to regulations or the adoption of new ones, or amendments to licences, could negatively affect Bell TV’s or Bell Media’s competitive positions or the cost of providing services.

3.1	CRTC Consultation on the Future of Canada’s TV System

In October 2013, the CRTC invited Canadian consumers to comment on the future of Canada’s TV system and followed this with a second consultation phase launched in February 2014. In conjunction with these public consultations, the federal government, pursuant to section 15 of the Broadcasting Act, issued an order-in-council mandating the CRTC to report on how the ability of Canadian consumers to subscribe to pay and specialty TV services on a service-by-service basis can be maximized in a manner that most appropriately furthers the implementation of the broadcasting policy for Canada.

On April 24, 2014, the CRTC launched a third phase (Phase 3) of its consultation, issuing Broadcasting Notice of Consultation CRTC 2014-190 (BNC 2014-190), and made its report in response to the order-in-council. BNC 2014-190 invites comments on issues that were raised during the first two phases, including maximizing choice and flexibility through proposed new packaging models for TV channels; simultaneous substitution and possible alternatives; rules regarding genre exclusivity, mandatory carriage, and the distribution of foreign-owned channels in Canada; support for Canadian and local programming; and possible rules or a code of conduct for BDU-subscriber relationships. The report in response to the order-in-council sets out proposed new packaging models which are also being considered during Phase 3.

The CRTC’s hearing on these issues was held over a two-week period beginning on September 8, 2014. These issues have wide-ranging implications for the TV system in Canada. The CRTC has begun to release its decisions and is expected to continue to do so through the first quarter of 2015. On January 29, 2015, the CRTC released two decisions relating to simultaneous substitution and local TV. In these decisions, the CRTC has indicated it intends to eliminate simultaneous substitution for the Super Bowl and for specialty services and to create new penalties for broadcasters and BDUs in the event of simultaneous substitution errors. The decisions also do not provide any additional support for local programming. Together, these decisions could have an adverse impact on Bell Media’s conventional TV businesses and financial results, the extent of which is unclear at this time. Other regulatory changes resulting from these processes could also have an adverse impact on Bell TV’s and Bell Media’s businesses and financial results, the extent of which is unclear at this time.

4.	Radiocommunication Act

Industry Canada regulates the use of radio spectrum under the Radiocommunication Act. Under the Radiocommunication Act, Industry Canada ensures that radiocommunication in Canada is developed and operated efficiently. Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada and Bell Mobility, must meet the same ownership requirements that apply to companies under the Telecommunications Act.

Companies must have a spectrum licence to operate a wireless system in Canada. While we anticipate that the licences under which we provide wireless services will be renewed upon expiry, there is no assurance that this will happen, or of the terms under which renewal will be granted. Industry Canada can revoke a company’s licence at any time if the licensee does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a negative effect on our business and financial performance.

4.1	AWS-3 Spectrum Auction

On December 18, 2014, Industry Canada released its decision for the advanced wireless services-3 (AWS-3) Licensing Framework relating to the auction of 50 megahertz (MHz) of spectrum in the AWS-3 band. Two paired blocks are to be made available for licensing on a Tier 2 (essentially a provincial/regional) basis. Of the 50 MHz of available spectrum, one 30 MHz block is reserved as a new entrant set aside. Qualified new entrants would be those who have deployed their 2008 AWS auction spectrum and who are actually serving customers. The remaining 20 MHz of spectrum is to be auctioned in two blocks and available to any bidder, including large national or provincially-based incumbents. The spectrum will be awarded using the sealed bid auction format and applying the “second price rule”. The latter rule means the party that bids the most wins the spectrum, but the winning party pays the second highest amount bid for that spectrum. Our ability to acquire our preferred spectrum blocks in this auction may be affected by the auction strategies of other participants. Industry Canada proposes that the auctioned licences would have a 20 year-term and be subject to deployment requirements at five and ten years following licence issuance. Industry Canada indicated that the sealed bid auction would take place on March 3, 2015.

4.2	600 MHz Spectrum Consultation

On December 18, 2014, Industry Canada announced a consultation relating to “re-purposing” 600 MHz spectrum for mobile use. This spectrum is currently used primarily by over the air (OTA) TV broadcasters for local TV transmissions. It is not yet clear how much of the 600 MHz spectrum currently used for OTA broadcasting will be repurposed. Among the issues on which Industry Canada is seeking comments are: (i) should Canada repurpose Canadian 600 MHz spectrum in a joint process along with the United States, or do so separately; (ii) should we adopt the United States 600 MHz band plan and repurpose the same amount of spectrum as the United States; and (iii) numerous technical issues. On January 15, 2015, Industry Canada announced it had extended the deadline for comments by one month. Comments are now due on February 26, 2015. The reply deadline will be two weeks after Industry Canada posts these comments on its website. The consultation document indicates that if Industry Canada determines to repurpose the 600 MHz band jointly with the United States, then there will be a further consultation on the policy, technical and licensing framework related issues at a later date.

4.3	Licensing Framework for Broadband Radio Services (BRS) – 2500 MHz

On January 10, 2014, Industry Canada announced its framework for the licensing of 2500 MHz spectrum, which sets out the rules and procedures for participation in the 2500 MHz auction, scheduled to begin on April 14, 2015. The framework includes details related to the auction format and rules, the application process and timelines, and the conditions of licence that will apply to licences issued following the auction process, as well as to existing BRS spectrum licences. The auctioned licences will be issued for 20-year terms, with a 10-year build-out requirement. In aggregate, 61 service areas and 318 individual licences across the country will be auctioned. A spectrum aggregation limit of 40 MHz will apply in each individual service area, except for the Northwest Territories, Yukon and Nunavut, where no such limit will apply. A five-year moratorium will further apply to the transfer of 2500 MHz spectrum to an entity that exceeds or would exceed the aggregation limit.

To the extent that Bell Mobility, or any other qualified bidder, wishes to acquire 2500 MHz spectrum in areas where it currently is at or over the aggregation limit, it would need to return sufficient spectrum to Industry Canada or apply to transfer it to a third party such that it is below the aggregation limit before the start of the auction. Our ability to acquire our preferred spectrum blocks in this auction may be affected by the auction strategies of other participants and the extent to which foreign entities participate in the auction process. The 2500 MHz spectrum will be auctioned under a combinatorial clock auction format, using multiple rounds in much the same manner as the 2014 auction of 700 MHz spectrum. Like the AWS-3 spectrum auction, it will also use the “second price rule.”

4.4	Spectrum Licence Transfers

On June 28, 2013, Industry Canada released a decision revising its policy regarding spectrum licence transfers. This decision significantly increases the number of criteria, many of which are highly subjective, that Industry Canada may consider when determining whether to approve or deny such transfers. One of Industry Canada’s main considerations in reviewing prospective licence transfers, divisions and subordination requests is the impact the proposed transfer would have on the concentration of spectrum in a region. This framework may make it more difficult for incumbent wireless providers, such as Bell Mobility, to acquire additional spectrum via transfers and acquisitions than it would be for new entrant providers to acquire such spectrum. In addition to subjecting all licence transfers and licence subordination arrangements to these new rules, the decision also requires that “prospective” and “option” arrangements (i.e. those designed to transfer spectrum at a future date) would also have to be submitted for review within 15 days of entering into such a business arrangement. Such arrangements would have to be withdrawn within 90 days if Industry Canada denies the proposed transfer. Industry Canada had previously noted that the new licence transfer framework is one of several initiatives the government is taking to promote at least four wireless competitors in each region of the country.

5.	Bell Canada Act

Under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE, unless the sale or disposal would result in BCE retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of business, the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities must also receive CRTC approval.

6.	Other Key Legislation

6.1	Paper Bills and Administrative Monetary Penalties

On October 23, 2014, the Federal Government introduced Bill C-43 entitled Economic Action Plan 2014 Act, No. 2. The Economic Action Plan 2014 Act, No. 2 prohibits telecommunications service providers and broadcasting undertakings from charging subscribers for providing them with paper bills.

On December 16, 2014, the Economic Action Plan 2014 Act, No. 2 received royal assent and amended the Telecommunications Act by giving the CRTC the power to impose administrative monetary penalties (AMPs) for violations of most provisions of the Act, including charging for a paper bill. The pre-existing AMPs regime relating to unsolicited telecommunications remains in force. For corporations, the maximum fine under the new AMPs provisions would be $10 million for a first offence and $15 million for a subsequent offence. The Economic Action Plan 2014 Act, No. 2 also amended the Broadcasting Act to make charging for a paper bill a criminal offence. If convicted, corporations would face a maximum fine of $250,000 for a first offence and $500,000 for a subsequent offence.

The Economic Action Plan 2014 Act, No. 2 also introduced new AMPs provisions under the Radiocommunication Act, to be administered by the Minister of Industry. These AMPs generally relate to the sale, import, operation and distribution of unauthorized radio equipment and to non-compliance with spectrum auction rules. The maximum fines are identical to those described above under the Telecommunications Act.

6.2	Personal Information Protection and Electronic Documents Act

Bill S-4, the Digital Privacy Act (An Act to amend the Personal Information Protection and Electronic Documents Act (PIPEDA) and to make a consequential amendment to another Act) is under review by a committee of the House of Commons. This bill could implement mandatory data breach notification requirements and fines of up to $100,000 per occurrence for organizations that fail to comply.

Under PIPEDA, the Office of the Privacy Commissioner (OPC) is investigating Bell’s Relevant Advertisements Initiative (the Initiative) to determine if it complies with PIPEDA. The Initiative uses non-sensitive and aggregated information about mobile browsing activities and account information of participating Bell Mobility subscribers to provide more relevant advertisements during mobile browsing. A negative finding could significantly impact Bell’s online advertising activities in the short and medium term. A final report is expected from the OPC in the first quarter of 2015. The Initiative is also the subject of an application before the CRTC and an inquiry by the Québec privacy commissioner. Each of these inquiries is reviewing the potential impact of the Initiative on privacy.

6.3	Canada Anti-Spam Legislation

Federal legislation referred to as the Canada Anti-Spam Legislation (CASL) came into force on July 1, 2014. Pursuant to CASL, commercial electronic messages (CEMs) can be sent only if the recipient has provided prior consent and the message complies with certain formalities, including the ability to unsubscribe easily from subsequent messages. As of January 15, 2015, CASL also requires that an organization have prior informed consent before downloading software to an end-user’s computer. Penalties for non-compliance include administrative monetary penalties of up to $10 million and a private right of action is scheduled to come into force on July 1, 2017. CASL limits the ability of the various BCE group companies to market to prospective customers. The law imposes additional costs and processes with respect to communicating with existing and prospective customers.

IV.	OTHER PRINCIPAL BUSINESS RISKS

The following sections describe the other principal business risks that could also have a material adverse effect on our financial position, financial performance, cash flows or business in addition to those previously discussed in this document under Section C. I. entitled Principal Consolidated Business Risks, Section C. II entitled Principal Segmented Business Risks and Section C. III entitled Risks relating to our Regulatory Environment.

1.	Strategic Network Evolution	10.	Financial and Capital Management
2.	Technological Change	11.	Change Management and Integration
3.	Information Technology	12.	Fraud
4.	Network Capacity Pressures	13.	Strategy Execution and Development
5.	Human Resources	14.	Tax Matters
6.	Post-Employment Benefit Obligations	15.	Health and Environmental Matters
7.	Performance of Critical Infrastructure	16.	Shareholder Distributions and Stock Market Volatility
8.	Vendor, Supply Chain and Contract Management	17.	Proposed Glentel Acquisition
9.	Litigation and Other Legal Matters

1.	Strategic Network Evolution

The failure to carry out our network evolution activities successfully could have an adverse effect on our business and financial performance.

Ongoing technological advances, in conjunction with changing market demand and competition, continue to put significant pressure on bandwidth and speed. Bell Fibe and Bell Aliant’s FibreOP Internet and TV services are competitive differentiators but they require rapid fibre deployment involving significant capital and time investment. In addition, in order to maintain a competitive mobile network, our wireless network further requires strategic capital investment based on an understanding of market demographics, technology evolution and spectrum needs.

At the same time, a significant number of our existing wireline voice, data and wireless networks have been in operation for many years and continue to be used to deliver our services. Legacy circuit-based infrastructures are difficult and expensive to operate and maintain and very significant resources and efforts are required to perform life-cycle management and upgrades to maintain operational status of these legacy networks. As time passes, maintenance spares for certain critical network elements may cease to exist due to manufacturers’ discontinuation of support and the unavailability of compatible spares from third parties. We continue to migrate voice and data traffic from our legacy circuit-based infrastructures to newer and more efficient IP and packet-based infrastructures. As part of this transformation, we are also planning to discontinue certain services that depend on circuit-based infrastructure and for which there is now very low customer demand in order to improve capital and operating efficiencies. In some cases, this discontinuation could be delayed or prevented by customer complaints or regulatory actions. If we cannot discontinue these services and have to maintain the operational status of the affected legacy infrastructures longer than planned, we may not be able to achieve the expected efficiencies and related savings, which may have an adverse effect on our financial performance.

Strategic evolution of our networks is a critical element in a competitive environment and all the network deployment, upgrading, maintenance and migration activities compete for capital, development and engineering resources. Our network evolution activities seek to enable, for instance, the support of new IP-based competitive offerings while maintaining network availability and performance on all deployed networks and delivery of service offerings. They also seek to enable the upgrade and deployment of networks on a timely basis, and within our capital intensity target, to expand our footprint in desired areas and to support growing data demand. Our inability to carry out any of our network evolution activities successfully could have an adverse effect on our business and financial results.

2.	Technological Change

We need to anticipate technological change and invest in or develop new technologies, products and services that will gain market acceptance.

We operate in markets that are affected by constant technological change, evolving industry standards, changing customer needs, frequent introductions of new products and services, and short product life cycles. Rapidly evolving technology brings new competitive threats, as well as new service opportunities, on an almost continuous basis. Globalization of competition is changing customer expectations for faster market responses and enhanced user experience. Investment in our networks and in new technologies, products and services, as well as our ability to launch, on a timely basis, technologies, products and services that will gain market acceptance, are critical to increasing the number of our subscribers and achieving our financial objectives. However, and as discussed in more detail under Section C. I.5. entitled Complexity and Service and Operational Effectiveness, the complexity of a multi-product environment together with the complexity of our network and IT structures may challenge our ability to achieve nimble service evolution. Failure to understand new technologies, to evolve in the appropriate direction in an environment of changing business models, or to optimize network deployment timelines considering customer demand and competitor activities, could have an adverse impact on our business and financial results.

We may face additional risks as we develop new products, services and technologies, and update our networks to stay competitive. New technologies, for example, may quickly become obsolete or may require more capital than initially expected. Development could be delayed for reasons beyond our control, and substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a risk that current regulations could be expanded to apply to new technologies, which could delay our launch of new services. New products or services that use new or evolving technologies could reduce demand for our existing offerings or cause prices for those services to decline, and could result in shorter estimated useful lives for existing technologies, which could increase depreciation and amortization expense.

We have incurred significant capital expenditures in order to deploy next-generation fibre and wireless networks and offer higher Internet speeds. If we fail to make continued investments in our Internet and wireless networks that enable us to offer Internet and wireless services at increasingly higher speeds, and to offer a different range of products and services than our competitors, this could adversely affect our ability to compete, the pricing of our products and services, and our financial results. In particular, the introduction of mandated wholesale services over FTTH or of a more burdensome wholesale regime on fibre-to-the-node (FTTN) or wireless networks by the CRTC may undermine our incentives to invest in next-generation wireline and wireless networks.

Our TV and media viewing models are further being challenged by an increasing number of alternative viewing options available in the market and changing customer behavior. Such changes may accelerate the disconnection of TV services, diminish our ability to acquire new customers, or accelerate the reduction of TV spending, all of which could have an adverse effect on our business and financial performance.

3.	Information Technology

The failure to implement or maintain effective IT systems on a timely basis, and the complexity and costs of our IT environment, could have an adverse effect on our business and financial performance.

We currently use a very large number of interconnected operational and business support systems that are relevant to most aspects of our operations, including provisioning, networking,

distribution, broadcast management, billing and accounting. We also have various IT system and process change initiatives that are in progress or are proposed to be implemented. The development and launch of a new service typically requires significant systems development and integration. The associated developmental and ongoing operational costs are a significant factor in maintaining a competitive position and profit margins. As next-generation services are introduced, they should be designed to work with both legacy and next-generation support systems, which introduces uncertainty with respect to the cost and effectiveness of solutions and the evolution of systems.

There can be no assurance that any of our proposed IT systems or process change initiatives will be implemented successfully, that they will be implemented in accordance with anticipated timelines, or that sufficiently skilled personnel will be available to complete such initiatives. If we fail to implement and maintain effective IT systems on a timely basis, fail to create and maintain an effective governance and operating framework to support the management of a largely outsourced staff, or fail to understand and streamline our significant number of legacy systems and proactively meet constantly evolving business requirements, this could have an adverse effect on our business and financial performance.

4.	Network Capacity Pressures

If we fail to maintain optimal network operating performance, in the context of increasing customer demand, this could have an adverse effect on our reputation, business and financial performance.

Network capacity demand for TV and other bandwidth-intensive applications on our Internet and wireless networks have been growing at unprecedented rates. It is expected that growth in such demand will continue to accelerate, especially in the case of wireless data-driven traffic, due to the increasing adoption of smartphones and other mobile devices such as tablets which consume large amounts of data. New innovative applications and services are constantly made available over the global Internet. Our customers may choose to accelerate their adoption of these new services or rapidly change their behaviour and preference in the way they communicate, and access entertainment and information over the Internet. These constantly changing factors and the associated traffic growth could drive unexpected capacity pressures on our Internet and wireless networks and may result in network performance issues. Consequently, we may need to incur significant capital expenditures beyond those expenditures already anticipated by our subscriber and traffic planning forecasts in order to provide additional capacity and to reduce network congestion on our Internet and wireless networks. In addition, network construction and deployment requires the issuance of municipal and landlord consents for the installation of network equipment on municipal and private property, respectively. There is no assurance that such consents will be issued or that they will be issued in time to meet our expected deployment schedules, which could result in our inability to upgrade and/or deploy our networks in certain areas or in significant delays in our pace of upgrade and/or deployment.

Failure to complete the planned and unplanned upgrades or expansion in capacities of our Internet and wireless networks within predetermined schedules due to factors beyond our control could result in short-term congestions or disruptions of our networks beyond our normal network performance level until the upgrades are completed and normal network performance level is restored. These short-term sub-optimal network performance periods could affect our ability to keep existing or attract new customers and could have an adverse effect on our reputation, business and financial performance.

5.	Human Resources

Our business depends on the performance of, and our ability to retain, our employees.

Our business depends on the efforts, engagement and expertise of our employees. Competition for highly skilled management and customer service employees is intense in our industry. In addition, the increasing technical and operational complexity of our businesses creates a challenging environment for hiring, retaining and developing skilled technical resources. Failure to appropriately train, motivate, remunerate and deploy employees on initiatives that further our strategic imperatives, and efficiently replace retiring employees, could have an adverse impact on our ability to attract and retain talent and drive performance across the organization. Deterioration in employee morale and engagement resulting from staff reductions, reorganizations and ongoing cost reductions could also adversely affect our business and financial results.

Our senior executives and other key employees are important to our success because they have been instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, and identifying business opportunities. The loss of one or more of these key individuals could impair our business until qualified replacements are found. There can be no assurance that these individuals could be replaced quickly with persons of equal experience and capabilities.

Renegotiating collective bargaining agreements could result in higher labour costs and work disruptions.

Approximately 43% of our employees are represented by unions and are covered by collective bargaining agreements. Renegotiating collective bargaining agreements could result in higher labour costs, project delays and work disruptions, including work stoppages or work slowdowns. There can be no assurance that should a strike or work disruption occur, it would not adversely affect service to our customers and, in turn, our customer relationships and financial performance. In addition, work disruptions, including work slowdowns or work stoppages due to strikes, experienced by our third-party suppliers and other telecommunications carriers to whose networks ours are connected, could harm our business, including our customer relationships and financial performance.

6.	Post-Employment Benefit Obligations

The economic environment, pension rules and ineffective governance could have an adverse effect on our pension obligations, liquidity and financial performance.

With a large pension plan membership, significant defined benefits plans that are subject to the pressures of the global economic environment, coupled with changing regulatory and reporting requirements, our pension obligations are exposed to potential volatility. Failure to understand economic exposure, pension rule changes and ensure that effective governance is in place for management and funding of the pension assets and obligations, could have an adverse impact on our liquidity and financial performance.

We may be required to increase contributions to our post-employment benefit plans in the future.

The funding requirements of our post-employment benefit plans, based on valuations of plan assets and obligations, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Changes in these factors could cause future contributions to significantly differ from our current estimates and could require us to increase contributions to our post-employment benefit plans in the future and, therefore, could have a negative effect on our liquidity and financial performance.

There is no assurance that the assets of our post-employment benefit plans will earn their assumed rate of return. A substantial portion of our post-employment benefit plans’ assets is invested in public equity and debt securities. As a result, the ability of our post-employment benefit plans’ assets to earn the rate of return that we have assumed significantly depends on the performance of capital markets. Market conditions also impact the discount rate used to calculate our solvency obligations and, therefore, could also significantly affect our cash funding requirements.

Our expected funding for 2015 is in accordance with the latest post-employment benefit plan valuations as of December 31, 2013, filed in June 2014, and takes into account voluntary contributions of $350 million in 2014.

7.	Performance of Critical Infrastructure

Our operations and business continuity depend on how well we protect, test, maintain and replace our networks, equipment and other facilities.

It is imperative that our critical infrastructure and facilities be designed to provide a consistent, secure and reliable environment to operate network and IT infrastructure and house employees. Accordingly, our operations depend on how well we protect our networks, as well as other infrastructure and facilities, against damage from fire, natural disaster (including seismic and severe weather-related events such as ice, snow and wind storms, flooding, hurricanes, tornadoes and tsunamis), power loss, building cooling loss, unauthorized access or entry, cyber threats, disabling devices, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. Establishing response strategies and business continuity protocols to maintain service consistency if any disruptive event materializes is critical to the achievement of effective customer service. Any of the above-mentioned events, as well as the failure to complete the planned testing, maintenance or replacement of our networks, equipment and other facilities due to factors beyond our control, could disrupt our operations (including through disruptions such as network failures, billing errors or delays in customer service), require significant resources and result in significant remediation costs, which in turn could have an adverse effect on our business and financial performance or impair our ability to keep existing, or attract new, subscribers.

Satellites used by Bell TV are subject to significant operational risks that could have an adverse effect on Bell TV’s business and financial performance.

Pursuant to a set of commercial arrangements between Bell TV and Telesat Canada (Telesat), Bell TV currently has two satellites under contract with Telesat. Telesat operates or directs the operation of these satellites. Satellites utilize highly complex technology and operate in the harsh environment of space and are therefore subject to significant operational risks while in orbit. These risks include in-orbit equipment failures, malfunctions and other problems commonly referred to as anomalies that could reduce the commercial usefulness of a satellite used by Bell TV. Acts of war or terrorism, magnetic, electrostatic or solar storms, and space debris or meteoroids could also damage the satellites used by Bell TV. Any loss, failure, manufacturing defect, damage or destruction of these satellites, of Bell TV’s terrestrial broadcasting infrastructure or of Telesat’s tracking, telemetry and control facilities to operate the satellites could have an adverse effect on Bell TV’s business and financial performance and could result in customers terminating their subscriptions to Bell TV’s direct-to-home (DTH) satellite TV service.

8.	Vendor, Supply Chain and Contract Management

We depend on key third-party suppliers to provide products and services that we need to operate our business.

We depend on key third-party suppliers over which we have no operational or financial control for certain products and services that are critical to our operations. These critical products and services may be available from only a limited number of suppliers, some of which dominate their global market. The increased number of global competitors in our various businesses could have an adverse effect on our relationship with, including our ability to purchase critical products and services at an affordable cost from, such key suppliers. Access to such key products and services, allowing us to meet customer demand, is critical to our ability to retain existing customers and acquire new ones.

If, at any time, suppliers cannot provide us with products or services that are critical to our customer offerings on a timely basis and at an acceptable cost including, without limitation, billing, IT support and customer contact centre services, as well as telecommunications equipment, software and maintenance services that comply with evolving telecommunications standards and are compatible with our equipment, IT systems and software, our business and financial performance could be adversely affected. In addition, if telecommunications equipment and other products, such as handsets, that we sell or otherwise provide to customers, or the telecommunications equipment and other products that we use to provide services, have manufacturing defects, our ability to offer our products and services and to roll out our advanced services, and the quality of our services and networks, may be negatively impacted. In addition, network deployment and expansion could be impeded, and our business, strategy and financial performance could be adversely affected.

Various factors may affect our suppliers’ ability to provide us with critical products and services.

The business and operations of our suppliers, and their ability to continue to provide us with products and services, could be adversely affected by various factors including, without limitation, general economic and financial market conditions, the intensity of competitive activity, natural disasters (including seismic and severe weather-related events such as ice, snow and wind storms, flooding, hurricanes, tornadoes and tsunamis), commodity or component shortages (whether local or regional), labour disruptions, litigation, the availability of and access to capital, bankruptcy or other insolvency proceedings, changes in technological standards and other events, including those referred to under Section C. IV.7 entitled Performance of Critical Infrastructure.

Some of our suppliers may rely substantially or entirely on the Internet to deliver their products and services, or to conduct electronic transactions. Temporary disruption of their Internet access due to technical or operational difficulties or other events or threats including, but not limited to, those referred to under Section C. I.4. entitled Information Security (Cyber and Other Threats), may affect their delivery of critical products and services to us.

Our networks are connected with the networks of other telecommunications carriers and suppliers, and we rely on them to deliver some of our services. Temporary or permanent operational failures or service interruptions by these carriers and suppliers due to technical difficulties or other events including, but not limited to, those referred to in the paragraph above, could have an adverse effect on our networks, services, business and financial performance.

9.	Litigation and Other Legal Matters

Legal proceedings and, in particular, class actions could have an adverse effect on our business and financial performance.

We become involved in various legal proceedings as part of our business. Plaintiffs within Canada are able to launch and obtain certification of class actions on behalf of a large group of people with increasing ease. Pending or future litigation, including an increase in certified class actions which, by their nature, could result in sizeable damage awards and costs relating to litigation, could have an adverse effect on our business and financial performance. For a description of the principal legal proceedings involving us, please see the section entitled Legal Proceedings contained in BCE Inc.’s Annual Information Form for the year ended December 31, 2013 dated March 6, 2014, as updated in BCE Inc.’s Q1 2014 MD&A dated May 5, 2014, in BCE Inc.’s Q2 2014 MD&A dated August 6, 2014, and in BCE Inc.’s Q3 2014 MD&A dated November 5, 2014.

In addition, the following legal proceedings were recently certified as class actions.

On December 19, 2014, the action instituted on January 10, 2012 in the Québec Superior Court against Bell ExpressVu, Limited Partnership, later amended to add Bell Canada as a defendant, in connection with the increase of the late payment charge imposed on customers who failed to pay their invoices for TV services by the due date from 2% to 3% per month, was authorized to proceed as a class action.

On November 25, 2014, the action instituted on August 18, 2008 in the Ontario Superior Court against Bell Mobility on behalf of Canadian customers who, since July 2002, had their airtime rounded up to the next full minute, was certified as a class action for the period between

August 18, 2006 and October 1, 2009. Bell Mobility is seeking leave to appeal the decision in the Ontario Divisional Court.

Changes in applicable laws could have an adverse effect on our business and financial performance.

Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could negatively affect us. In particular, the adoption by the federal and provincial governments, or agencies thereof, of increasingly stringent consumer protection laws, and the regulations, rules or policies thereunder, could have an adverse effect on our business and financial results, including as a result of an increase in the number of class actions against us.

In addition, Canadian securities laws in various provinces contain provisions setting out statutory civil liability for misrepresentations in continuous disclosure. These provisions facilitate the introduction in Canada of class action lawsuits by secondary market investors against public companies for alleged misrepresentations in public disclosure documents and oral statements. Significant damages could be awarded by courts in these types of actions should they be successful. Such awards of damages and costs relating to litigation could adversely affect our financial performance.

10.	Financial and Capital Management

If we are unable to raise the capital we need and generate sufficient cash flows from operations, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets.

Our ability to meet our cash requirements and provide for planned growth depends on having access to adequate sources of capital and on our ability to generate cash flows from operations, which is subject to regulatory, competitive, economic, financial, technological and other risk factors described in this Safe Harbour Notice, most of which are not within our control.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets, as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised. Risk factors such as capital market disruptions, sovereign credit concerns in Europe, fiscal and public indebtedness issues in the United States, central bank monetary policies, increased bank capitalization regulations, reduced bank lending in general or fewer banks as a result of reduced activity or consolidation, could reduce capital available or increase the cost of such capital. In addition, an increased level of debt borrowings could result in lower credit ratings, increased borrowing costs and a reduction in the amount of funding available to us, including through equity offerings. Business acquisitions could also adversely affect our outlook and credit ratings and have similar adverse consequences. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or to a particular industry.

Our bank credit facilities, including credit facilities supporting our commercial paper program, are provided by various financial institutions. While it is our intention to renew certain of such credit facilities from time to time, there are no assurances that these facilities will be renewed on favourable terms or in similar amounts.

If we cannot access the capital we need or generate cash flows to implement our business plan or meet our financial obligations on acceptable terms, we may have to limit our ongoing capital expenditures, limit our investment in new businesses, or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operations and on our growth prospects.

We are exposed to various credit, liquidity and market risks.

Our exposure to credit, liquidity and market risks, including equity price, interest rate and currency fluctuations, is discussed in Note 23 of BCE’s audited consolidated financial statements for the year ended December 31, 2013.

Our failure to identify and manage our exposure to changes in interest rates, foreign exchange rates, BCE’s share price and other market conditions could lead to missed opportunities, cash flow shortages, reputational damage, stock and debenture devaluations and challenges in raising capital on market competitive terms.

11.	Change Management and Integration

Ineffective change management and the failure to successfully integrate assets could adversely affect our business and our ability to achieve our strategic imperatives.

Corporate restructurings, system replacements and upgrades, process redesigns and the integration of business acquisitions and existing business units must be managed carefully to ensure that we capture the intended benefits of such changes. There can be no assurance that planned efficiency initiatives will be completed or that such initiatives, once implemented, will provide the expected benefits. Ineffective change management may adversely affect our operations, financial performance, employee engagement or customer service.

Achieving the anticipated benefits from the integration of business acquisitions and existing business units depends in part on successfully integrating operations, procedures and personnel in a timely and efficient manner, as well as on our ability to realize the anticipated growth opportunities and synergies from combining the businesses and operations. Integration requires the dedication of substantial management effort, time and resources which may divert management’s focus from other strategic opportunities and operational matters during this process. The integration of the activities of our Bell Aliant segment within Bell following the Bell Aliant privatization and other integration processes may lead to greater-than-expected operational challenges and costs, expenses, customer loss and business disruption for us and, consequently, the failure to realize, in whole or in part, the anticipated benefits.

12.	Fraud

The failure to evolve practices to effectively monitor and control fraudulent activities could result in financial loss and brand degradation.

Economic volatility, the complexity of modern networks and the increasing sophistication of criminal organizations create challenges in monitoring, preventing and detecting fraudulent activities. Fraud affecting BCE group companies has evolved beyond the traditional subscription fraud and now includes service, technical, payment and occupational fraud. The failure to evolve practices to effectively monitor and control fraudulent activities could result in financial loss and brand degradation.

Copyright theft and other unauthorized use of our content could have an adverse effect on Bell Media’s business and financial performance.

Bell Media’s monetization of its intellectual property relies partly on the exclusivity of content in its offerings and platforms. Copyright theft and other forms of unauthorized use undermine such exclusivities and could potentially divert users to unlicensed or otherwise illegitimate platforms, thus impacting our ability to derive distribution and advertising revenues. Although piracy is not a new risk to content, new technologies (including tools that undermine technology protection measures) coupled with the failure to enact adequate copyright protection and enforcement measures to keep up with those technologies, present the possibility of increased erosion to exclusivities.

The theft of our DTH satellite TV services has an adverse effect on Bell TV’s business and financial performance.

Bell TV faces a loss of revenue resulting from the theft of its DTH satellite TV services. As is the case for all other TV distributors, Bell TV has experienced, and continues to experience, ongoing efforts to steal its services by way of compromise or circumvention of Bell TV’s signal security systems. The theft of Bell TV’s services has an adverse effect on Bell TV’s business and financial performance.

13.	Strategy Execution and Development

Should we fail to achieve any of our strategic imperatives, this could have an adverse effect on our future growth, business and financial results.

We continue to pursue our goal to be recognized by customers as Canada’s leading communications company through focused execution of our six strategic imperatives. Executing on our strategic imperatives requires shifts in employee skills and capital investments to implement our strategies and operating priorities. If our management, processes or employees are not able to adapt to these changes or if required capital is not available on favourable terms, we may fail to achieve certain or all of our strategic imperatives, which could have an adverse effect on our business, financial performance and growth prospects. In particular, our strategies require us to continue to transform our cost structure. Our objectives for targeted cost reductions continue to be aggressive but there is no assurance that we will be successful in reducing costs, especially since incremental cost savings are more difficult to achieve on an ongoing basis. Our cost reduction objectives require aggressive negotiations with our key suppliers and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues. The inability to continue to reduce costs could, in particular, have an adverse effect on our Bell Wireline segment’s profitability.

Successful development of our business strategy is critical to enable the long term success of our business

Strategy development is critical to the long term success of any organization. Failure to effectively develop a strategy that balances short term and long term vision, and to adequately communicate and manage such strategy across business units could hinder the growth of our business. Failure to achieve strategic alignment within and between business units could have an adverse effect on our long term growth.

14.	Tax Matters

Income and commodity tax amounts may materially differ from the amounts expected.

Our complex business operations are subject to various tax laws and the adoption of new tax laws or regulations or rules thereunder, or changes thereto or in the interpretation thereof, could result in higher tax rates, new taxes or other adverse tax implications. In addition, while we believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available, the calculation of income taxes and the applicability of commodity taxes in many cases require significant judgment in interpreting tax rules and regulations. Our tax filings are subject to government audits that could result in material changes to the amount of current and deferred income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties.

15.	Health and Environmental Matters

Health concerns about radiofrequency emissions from wireless communications devices, as well as epidemics and other health risks, could have an adverse effect on our business.

Many studies have been performed to assess whether wireless phones, networks and towers pose a potential health risk. Some studies have indicated that radiofrequency emissions may be linked to certain medical conditions, while other studies could not establish such a link between adverse health effects and exposure to radiofrequency emissions. In May 2011, the International Agency for Research on Cancer (IARC) of the World Health Organization (WHO) classified radiofrequency electromagnetic fields from wireless phones as possibly carcinogenic to humans, but also indicated that chance, bias or confounding could not be ruled out with reasonable confidence. The IARC also called for additional research into long-term heavy use of mobile phones. In its June 2011 fact sheet on mobile phones, the WHO stated that to date, no adverse health effects have been established as being caused by mobile phone use. There can be no assurance that the conclusions drawn by other health studies concerning radiofrequency emissions will not have an adverse effect on our business and financial performance.

As we deploy new technologies, especially in the wireless area, we face current and potential lawsuits relating to alleged adverse health effects on customers who use such technologies, including wireless communications devices, as well as relating to our marketing and disclosure practices in connection therewith. As it is the case for any litigation, we cannot predict the final outcome of any of the above-mentioned lawsuits and such lawsuits could have an adverse effect on our business and financial performance.

Increasing concern over the use of wireless communications devices, exposure to radiofrequency emissions and the possible related health risks could lead to additional government regulation, which could have an adverse effect on our business and financial performance. Actual or perceived health risks of using wireless communications devices and exposure to radiofrequency emissions could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, higher costs as a result of modifying handsets, wireless internet modems and TV receivers, and relocating wireless towers or wireless fidelity (Wi-Fi) antennas or addressing incremental legal requirements, an increase in the number of lawsuits filed against us, or reduced outside financing being available to the wireless communications industry. In addition, public concerns could result in a slower deployment of, or in our inability to deploy, new wireless networks, towers and antennas, or other wireless services such as TV receivers and private or public access points. Industry Canada is responsible for approving radiofrequency equipment and performing compliance assessments. It has chosen Health Canada’s Safety Code 6, which sets the limits for safe exposure to radiofrequency at home or at work, as its exposure standard. The Code also outlines safety requirements for the installation and operation of devices that emit radiofrequency fields, such as mobile phones, Wi-Fi technologies and base station antennas. Industry Canada has made compliance to Safety Code 6 mandatory for all proponents and operators of radio installations. We believe that the handsets and devices we sell, as well as our network equipment, comply with all Canadian government safety standards. We also rely on our suppliers to ensure that the network and customer equipment supplied to us meets all applicable safety and regulatory requirements.

In addition, epidemics, pandemics and other health risks could also occur, which could adversely affect our ability to maintain operational networks and provide services to our customers. Any of these events could also have an adverse effect on our business and financial performance.

Climate change and other environmental concerns could have an adverse effect on our business

Global climate change could exacerbate certain of the threats facing our businesses, including the frequency and severity of weather-related events referred to under Section C. IV.7 entitled Performance of Critical Infrastructure. In addition, increases in energy prices are partly influenced by government policies to fight climate change which, combined with a growing data demand that increases our energy requirements, could increase our energy costs beyond our current expectations.

Several areas of our operations further raise environmental considerations such as the storage of fuels, disposal of hazardous residual materials and recovery and recycling of end of life electronic products we sell or lease. Failure to recognize and adequately respond to changing governmental and public expectations on environmental matters could result in fines, missed opportunities, additional regulatory scrutiny and harm our brand and reputation.

16.	Shareholder Distributions and Stock Market Volatility

BCE is dependent on the ability of its subsidiaries, joint arrangements and other entities in which it has an interest to pay dividends or otherwise make distributions to it.

BCE has no material sources of income or assets of its own, other than the interests that it has in its subsidiaries, joint arrangements and other entities, including, in particular, its direct ownership of the equity of Bell Canada. BCE’s cash flow and, consequently, its ability to pay dividends on its equity securities and service its indebtedness are therefore dependent upon the ability of its subsidiaries, joint arrangements and other entities in which it has an interest to pay dividends or otherwise make distributions to it.

BCE’s subsidiaries, joint arrangements and other entities in which it has an interest are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to BCE. In addition, any right of BCE to receive assets of its subsidiaries, joint arrangements and other entities in which it has an interest upon their liquidation or reorganization is structurally subordinated to the prior claims of creditors of such subsidiaries, joint arrangements and other entities.

We cannot guarantee that BCE’s dividend policy will be maintained or that dividends will be declared.

The BCE board of directors reviews from time to time the adequacy of BCE’s dividend policy with the objective of allowing sufficient financial flexibility to continue investing in our business while growing returns to shareholders. Under the current dividend policy, increases in the common share dividend are directly linked to growth in BCE’s free cash flow. BCE’s dividend policy and the declaration of dividends on any of its outstanding shares are subject to the discretion of the BCE board of directors and, consequently, there can be no guarantee that BCE’s dividend policy will be maintained or that dividends will be declared.

A major decline in the market price of BCE’s securities may negatively impact our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint arrangements.

Differences between BCE’s actual or anticipated financial results and the published expectations of financial analysts, as well as events affecting our business or operating environment, may contribute to volatility in BCE’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE’s securities, may negatively affect our ability to raise capital, issue debt, retain senior executives and other key employees, make strategic acquisitions or enter into joint arrangements.

17.	Proposed Glentel Acquisition

The expected timing and completion of the proposed acquisition of Glentel and of the subsequent divestiture of a 50% ownership stake to Rogers are subject to closing conditions and other risks and uncertainties

The expected timing and completion of the proposed acquisition by BCE of all of the issued and outstanding shares of wireless retailer Glentel is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, any required regulatory approvals. In addition, the subsequent divestiture of a 50% ownership interest in Glentel to Rogers following closing of BCE’s acquisition of Glentel is also subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, any required regulatory approvals. There can be no assurance that the proposed transactions will occur, or that they will occur on the timetable or on the terms and conditions currently contemplated. The proposed transactions could be modified, restructured or terminated. There can also be no assurance that the strategic benefits expected to result from the transactions will be fully realized.